SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954
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DIRECT DIAL NUMBER	E-MAIL ADDRESS

September 12, 2011

VIA COURIER AND EDGAR

Re:	KKR & Co. L.P.
Post-Effective Amendment No. 2
to Form S-1 on Form S-3
File No. 333-169433

Hagen Ganem

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4631

Washington, D.C. 20549-7010

Dear Mr. Ganem:

On behalf of KKR & Co. L.P. (the “Registrant” or “KKR”), we hereby provide the following response to the comment letter, dated September 2, 2011, from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”). To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Registrant.

General

1.                                      It appears that you are relying upon General Instruction I.B.4 of Form S-3 to register the transaction. Please revise your disclosure to indicate, if true, that all of the KKR Group Partnership Units overlying the common units of KKR & Co. L.P. covered by the registration statement are presently outstanding. If you are unable to provide this disclosure, please tell us why you believe you may register the transaction on Form S-3.

BEIJING	HONG KONG	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

In response to the Staff’s comment, the Registrant confirms that all of the KKR Group Partnership Units overlying the common units of KKR & Co. L.P. covered by the registration statement were issued on October 1, 2009 and are presently outstanding.  Prior to effectiveness of the Amendment, the Registrant will amend the Registration Statement to include more prominent disclosure to such effect.

2.                                      We note that you are registering the offer and sale of common units of KKR & Co. L.P. that are issuable in exchange for KKR Group Partnership Units. We further note that pursuant to Section 2.1 of the exchange agreement, it appears that the unit holders have the right to exchange their KKR Group Partnership Units for common units of KKR & Co. L.P. at least once per quarter. As described in Question 103.04 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website, when securities are exchangeable within one year, we generally deem an offering of both the overlying security and the underlying security to be taking place. If the offer of the common units of KKR & Co. L.P. were deemed to have commenced privately, prior to the filing of the registration statement, then it appears that you would not be able to complete the issuance of the common units of KKR & Co. L.P. in a registered transaction. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations. If you believe that we should not deem the offer of the common units of KKR & Co. L.P. to have commenced privately, please provide us with your analysis in support of this view.

In response to the Staff’s comment, the Registrant respectfully submits that the issuance of common units of KKR & Co. L.P. in a registered transaction pursuant to the Registration Statement is consistent with the position of the Staff enumerated in Question 103.04 of the Securities Act Sections Compliance and Disclosure Interpretations and that the offering of common units should not be deemed to have commenced privately prior to the filing of the Registration Statement.  Question 103.04 states, in pertinent part, that “if such securities are not convertible or exercisable within one year, the issuer may choose not to register the underlying securities at the time of registering the convertible securities or warrants. However, the underlying securities must be registered no later than the date such securities become convertible or exercisable by their terms, if no exemption for such conversion or exercise is available.”

With respect to the first requirement that the securities not be convertible or exercisable within one year, the KKR Group Partnership Units were issued on October 1, 2009 and were not exchangeable (or otherwise convertible or exercisable) into common units of KKR & Co. L.P. by the holders thereof at the time of issuance or within one year after such date.  Although the exchange agreement was executed on July 14, 2010 (concurrent with the initial listing of common units of KKR & Co. L.P. on the New York Stock Exchange), the agreement did not provide for immediate exchange rights on such date.  Rather, the agreement provides for quarterly exchange dates (designed to coincide with the public news release of quarterly earnings) and for a notice of exchange to be provided at least 60 days prior to the applicable quarterly exchange date.  Given these requirements, the first time that exchanges were permitted under the agreement was following the completion of the Registrant’s September 30, 2010 fiscal quarter and related earnings announcement (i.e., more than one year from the issuance of the overlying securities).

With respect to the second requirement that the underlying securities be registered no later than the date such securities become convertible or exercisable by their terms, the underlying KKR & Co. L.P. common units were registered pursuant to the original Registration Statement (the “Original Registration Statement”), which was declared effective on October 1, 2010, exactly one year following the issuance date and immediately prior to the date the KKR Group Partnership Units became exchangeable into the underlying securities.

Accordingly, the offer of common units of KKR & Co. L.P. should not be deemed to have commenced privately at the time of issuance of the KKR Group Partnership Units and that the registration of the common units pursuant to the Registration Statement (both under the Original Registration Statement commencing in October 2010 and as proposed to be amended pursuant to the Amendment) has been and continues to be appropriate.

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Please do not hesitate to call Joseph H. Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:                                 Securities and Exchange Commission

Pamela A. Long
Dietrich King

KKR & Co. L.P.

David J. Sorkin